Filed Pursuant to Rule 424(b)(3)
Registration No. 333-295408

CRESCENT PRIVATE CREDIT INCOME CORP.

SUPPLEMENT NO. 2 DATED MAY 22, 2026

TO THE PROSPECTUS DATED APRIL 29, 2026

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Crescent Private Credit Income Corp. (the “Fund”), dated April 29, 2026 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2026 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-268622), dated December 1, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”) and (ii) the Registration Statement (File No. 333-295408), dated April 29, 2026, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Please retain this Supplement with your Prospectus.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) May 22, 2026

CRESCENT PRIVATE CREDIT INCOME CORP.

(Exact Name of Registrant as Specified in Charter)

Maryland	814-01599	88-4283363
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA		90025
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code (310) 235-5900

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

May 2026 Distributions

On May 22, 2026, Crescent Private Credit Income Corp. (the “Fund”) declared regular distributions for its Class I common shares of common stock, par value $0.01 per share (“Class I Common Shares”), Class S common shares of common stock, par value $0.01 per share (“Class S Common Shares”), and Class D common shares of common stock, par value $0.01 per share (“Class D Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I Common Shares	$0.16500	$-	$0.16500
Class S Common Shares	0.16500	0.01867	0.14633
Class D Common Shares	0.16500	0.00549	0.15951

The distributions for Class I Common Shares, Class S Common Shares, and Class D Common Shares are payable to shareholders of record as of the open of business on May 31, 2026 and will be paid on or about June 30, 2026. The May 2026 distributions will be paid in cash or reinvested in the Class I Common Shares, Class S Common Shares, or Class D Common Shares, as applicable, for shareholders participating in the Fund’s distribution reinvestment plan. The net distribution received by shareholders of the Class S and Class D Common Shares will be equal to the gross distribution in the table above, less the shareholder servicing and/or distribution fees applicable to such Class S and Class D Common Shares as of the record date. Class I Common Shares have no shareholder servicing and/or distribution fees.

Net Asset Value

The net asset value (“NAV”) per share of each outstanding class of the Fund as of April 30, 2026, as determined in accordance with the Fund’s valuation policy, is set forth below:

NAV per share as of April 30, 2026
Class I Common Shares	$26.36
Class S Common Shares	26.36
Class D Common Shares	26.36

As of April 30, 2026, the Fund’s aggregate NAV was approximately $539.8 million, the fair value of its portfolio investments was approximately $947.3 million and it had principal debt outstanding of $482.8 million, resulting in a debt to equity ratio of approximately 0.89x.

Status of Offering

The Fund is currently publicly offering on a continuous basis of up to $3.0 billion in shares of the Fund’s common stock, par value $0.01 per share (the “Common Shares”), including shares of the Fund’s Class I Common Shares, Class S Common Shares, and Class D Common Shares of common stock, pursuant to a registered offering (the “Registered Offering”).

Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”) that were exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Rule 506(b) or Regulation S promulgated thereunder.

The following table lists the Common Shares issued and total consideration for both the Registered Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Registered Offering on a monthly basis.

(dollar amounts in millions)	Common Shares issued	Total consideration (1)
Registered Offering:
Class I	14,306,385	$385.0
Class S	6,858	$0.2
Class D	929	$0.0
Private Placements:
Class I	6,543,033	$168.0
Class S	-	-
Class D	-	-
Total:	20,857,205	$553.2

(1) The Fund does not charge any underwriting discounts or commissions in connection with the sale of such Common Shares. Although the Fund does not charge investors an upfront sales load with respect to its Common Shares, if Common Shares are purchased through certain selling agents, such selling agents may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S Common Shares and a 1.5% cap on NAV for Class D Common Shares. No transaction or other fees, including upfront placement fees or brokerage commissions are charged on Class I Common Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT PRIVATE CREDIT INCOME CORP.

May 22, 2026

	By:	/s/ Kirill Bouek
	Name:	Kirill Bouek
	Title:	Chief Financial Officer